SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. )


                                   AMDL, INC.
                                ----------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                         ------------------------------
                         (Title of Class of Securities)


                                    00167K401
                                 --------------
                                 (CUSIP Number)


                                Thomas R. Brazil
                         Boston Financial Partners, Inc.
                         601 Edgewater Drive, Suite 195
                         Wakefield, Massachusetts 01880
                                 (781) 224-3335
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 31, 2004
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            |_|  Rule 13d-1(b)
            |X|  Rule 13d-1(c)
            |_|  Rule 13d-1(d)


                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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CUSIP No. 00167K401               SCHEDULE 13G                 Page 2 of 5 Pages
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Boston Financial Partners, Inc.


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                  (b) |X|


3     SEC USE ONLY



4     CITIZENSHIP OR Place of Organization

            Massachusetts


NUMBER OF        5    SOLE VOTING POWER476,220 shares of Common Stock
SHARES                Warrants (exercisable into 946,875 shares of Common Stock)
BENEFICIALLY     6    SHARED VOTING POWER                 0
OWNED BY
EACH             7    SOLE DISPOSITIVE POWER       See Row 6 above
REPORTING
PERSON WITH      8    SHARED DISPOSITIVE POWER            0


9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            See Row 6 above.


10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                              |_|


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 5.8% as of the date of filing of this statement. (Based on 23,499,489 shares of Common Stock issued and outstanding as of January 3, 2005, plus the Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above.)


12   TYPE OF REPORTING PERSON*

            CO


                                *SEE INSTRUCTIONS

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CUSIP No. 00167K401               SCHEDULE 13G                 Page 3 of 5 Pages
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Item 1(a). Name of Issuer

      AMDL, Inc.

Item. 1(b). Address of Issuer's Principal Executive Offices

      2492 Walnut Avenue, Suite 100, Tustin, CA 92780

Item 2(a). Name of Person Filing

      Boston Financial Partners, Inc.

Item 2(b). Address of Principal Business Office or, if none, Residence

      601 Edgewater Drive, Suite 195, Wakefield, Massachusetts 01880

Item 2(c). Citizenship

      United States

Item 2(d). Title of Class of Securities

      Common Stock, par value $.001 per share

Item 2(e). CUSIP Number

      00167K401

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CUSIP No. 00167K401               SCHEDULE 13G                 Page 4 of 5 Pages
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Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b)   |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) |_| An investment adviser in accordance with ss. 240.13d-1(b) - 1(b)(1)(ii)(E),

      (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

      (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j)   |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4. Ownership

      (a) Amount beneficially owned: 476,220 shares of Common Stock and Warrants (exercisable into 946,875 shares of Common Stock)

      (b) Percent of class: Approximately 5.8% as of the date of filing of this statement. (Based on 23,499,489 shares of Common Stock issued and outstanding as of January 3, 2005, plus the Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above.)

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: see item (a) above.

            (ii)  Shared power to vote or to direct the vote: 0

            (iii) Sole power to dispose or to direct the disposition of: see item (a) above.

            (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

      N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person

      N/A

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CUSIP No. 00167K401               SCHEDULE 13G                 Page 5 of 5 Pages
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Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

      N/A

Item 8. Identification and Classification of Members of a Group

      See Exhibit A

Item 9. Notice of Dissolution of Group

      N/A

Item 10. Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 5, 2005                 BOSTON FINACIAL PARTNERS, INC.

                                       By: /s/ Thomas R. Brazil
                                           ------------------------------
                                       Name:  Thomas R. Brazil
                                       Title: President